SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                                (Amendment No.3)


                               PARK BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   700164106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               DECEMBER 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700164106                     13G                    Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     RICHARD J. REMIJAS, JR.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     NOT APPLICABLE
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S. CITIZEN
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           82,319
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          15,091
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         82,319
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     97,410
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     8.4%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 700164106                     13G                    Page 3 of 5 Pages



Item 1(a).  Name of Issuer:


            Park Bancorp, Inc.
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:


            5400 S. Pulaski, Chicago, Illinois  60632
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


            Richard J. Remijas, Jr.
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            5400 S. Pulaski, Chicago, Illinois  60632
            ____________________________________________________________________

Item 2(c).  Citizenship:


            U.S. Citizen
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            700164106
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 700164106                     13G                    Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          97,410
          ______________________________________________________________________

     (b)  Percent of class:

          8.4%
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  82,319


          (ii)  Shared power to vote or to direct the vote:  15,091


          (iii) Sole power to dispose or to direct the disposition of:  82,319


          (iv)  Shared power to dispose or to direct the disposition of:  0

         The amount beneficially owned by Mr. Remijas includes 629 shares subject to stock options that are currently exercisable or exercisable within 60 days from December 31, 2003 and 15,091 shares allocated to his account pursuant to the Employee Stock Ownership Plan for Park Federal Savings Bank (the "Bank") to which there is shared voting power with the plan trustee. Mr. Remijas disclaims beneficial ownership of
         (i) 55,825 shares held in the Bank's 401(k) Plan to which members of the Advisory Plan Committee for the 401(k) Plan share voting power and
         (ii) 1,595 shares owned by Mr. Remijas' spouse and children. The disclaimed shares are not included in Mr. Remijas' aggregate beneficial ownership.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         Not applicable.
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         Not applicable.
         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


         Not applicable.
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


         Not applicable.
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


         Not applicable.
          ______________________________________________________________________

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 13, 2004                         /s/ Richard J. Remijas, Jr.
                                                  ------------------------------
                                                  Name:  Richard J. Remijas, Jr.